As filed with the Securities and Exchange Commission on December 6, 2022.

Registration No. 333-266095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lanvin Group Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	2300	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

Lanvin Group Holdings Limited

3701-02, Tower S2, Bund Finance Centre,

600 Zhongshan Rd East No. 2,

Shanghai, 20010, China

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204,

Newark, Delaware 19711

+ (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph E. Bauerschmidt, Esq.	Yang Wang, Esq.	Mark A. Brod, Esq.
DLA Piper Singapore Pte. Ltd.	Simpson Thacher & Bartlett LLP	Daniel N. Webb, Esq.
80 Raffles Place	3901 China World Tower A	Simpson Thacher & Bartlett LLP
UOB Plaza 1, #48-01	1 Jian Guo Men Wai Avenue	425 Lexington Avenue
Singapore 048624	Beijing 100004	New York, New York, 10017
Tel: +65 6512 9595	China	Tel: (212) 455-2000
Tel: 86(10) 5965 2999

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Business Combination Agreement are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the share offering.  ☒ Registration No. 333-266095

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards1 provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

1	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 is being filed solely for the purpose of filing exhibits to this registration statement on Form F-4, or the Registration Statement, and to amend and restate the exhibit index set forth in Part II of the Registration Statement. No changes have been made to the Registration Statement other than this explanatory note as well as revised versions of the cover page and exhibit index of the Registration Statement.

This Post-Effective Amendment No. 1 does not contain copies of the prospectus included in the Registration Statement, which remains unchanged from Amendment No. 5 to the Registration Statement, filed on October 31, 2022. This Post-Effective Amendment shall become effective in accordance with the provisions of Rule 462 of the Securities Act of 1933, as amended.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Amended LGHL Articles shall provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.

We will enter into indemnification agreements with our directors and executive officers under the laws of the Cayman Islands, pursuant to which we have agreed to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1#	Business Combination Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (included as Annex A to the proxy statement/prospectus)

2.2#	Amendment No.1 to the Business Combination Agreement, dated as of October 17, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (included as Annex A-1 to the proxy statement/prospectus)

2.3#	Amendment No. 2 to the Business Combination Agreement, dated as of October 20, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (included as Annex A-2 to the proxy statement/prospectus)

2.4#	Amendment No. 3 to the Business Combination Agreement, dated as of October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (included as Annex A-3 to the proxy statement/prospectus)

2.5	Amendment No. 4 to the Business Combination Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited

Exhibit Number	Description

3.1#	Form of Amended and Restated Memorandum and Articles of Association of Lanvin Group Holdings Limited (included as Annex B to the proxy statement/prospectus)

3.3#	Amended and Restated Memorandum and Articles of Association of Primavera Capital Acquisition Corporation (incorporated herein by reference to Exhibit 3.1 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

4.1#	Specimen ordinary share certificate of LGHL

4.2#	Specimen warrant certificate of LGHL.

4.3	Warrant Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding validity of LGHL Ordinary Shares and certain matters related to the assumption of the Warrants by LGHL

5.2	Opinion of DLA Piper regarding validity of LGHL Warrants under New York law

8.1#	Opinion of Simpson Thacher & Bartlett LLP, New York, regarding material U.S. federal income tax consequences of the Business Combination to U.S. Holders

10.1#	Form of PIPE Subscription Agreement

10.2#	Sponsor Support Deed, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto

10.3#	FFG Shareholder Support Deed, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto

10.4#	Lock-Up Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto

10.5#	Investor Rights Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto

10.6#	Assignment, Assumption and Amendment Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, and Continental Stock Transfer & Trust Company

10.7#	Form of Indemnification Agreement between LGHL and each director and executive officer of LGHL

10.8	Letter Agreement, dated January 21, 2021, among Primavera Capital Acquisition Corporation and its officers and directors and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.1 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

10.9	Investment Management Trust Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Continental Stock Transfer & Trust Company, as trustee (incorporated herein by reference to Exhibit 10.2 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

10.10	Registration Rights Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and certain security holders (incorporated herein by reference to Exhibit 10.3 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

10.11	Administrative Services Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.4 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

10.12	Private Placement Warrants Purchase Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.5 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

Exhibit Number	Description

10.13	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Tong Chen (incorporated herein by reference to Exhibit 10.6 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

10.14	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Chenling Zhang (incorporated herein by reference to Exhibit 10.7 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

10.15	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Muktesh Pant. (incorporated herein by reference to Exhibit 10.8 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

10.16	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Teresa Teague. (incorporated herein by reference to Exhibit 10.9 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

10.17	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Sonia Cheng Chi-Man (incorporated herein by reference to Exhibit 10.10 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 26, 2021)

10.18	Promissory Note, dated January 28, 2022, issued by Primavera Capital Acquisition Corporation to Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.1 of Primavera Capital Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on January 28, 2022)

10.19#	Forward Purchase Agreement dated as of January 5, 2021, between Primavera Acquisition Corporation, Primavera Capital Acquisition LLC and Aspex Master Fund

10.20#	Forward Purchase Agreement dated as of January 4, 2021, between Primavera Acquisition Corporation, Primavera Capital Acquisition LLC and Sky Venture Partners L.P.

10.21#	Share Subscription Agreement in relation to the shares of Fosun Fashion Group (Cayman) Limited dated as of October 16, 2022 between Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited and Meritz Securities Co., Ltd.

10.22#	Relationship Agreement dated October 19, 2022 between Lanvin Group Holdings Limited, Meritz Securities Co., Ltd.

10.23#	Letter Agreement, dated September 29, 2022, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC

10.24#	Amended and Restated Subscription Agreement, dated October 28, 2022, between Lanvin Group Holdings Limited, Primavera Capital Acquisition Corporation, Fosun Fashion Holdings (Cayman) Limited, Fosun Fashion Group (Cayman) Limited and Fosun International Limited

10.25#	Amendment No.1 to Sponsor Support Deed dated October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto

10.26#	Letter Agreement to the Shareholder Support Deed dated October 28, 2022, between Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Fosun Fashion Group (Cayman) Limited and Fosun Fashion Holdings (Cayman) Limited

10.27#	Form of Non-redemption agreement to be entered into between Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Fosun Fashion Group (Cayman) Limited and certain holders of Class A Ordinary Shares of Primavera Capital Acquisition Corporation

10.28	Share Surrender Letter Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Primavera Capital Acquisition LLC and Fosun Fashion Holdings (Cayman) Limited

10.29	Waiver Letter Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC

Exhibit Number	Description

21#	List of Subsidiaries of Lanvin Group Holdings Limited

23.1#	Consent of Withum Smith+Brown, PC

23.2#	Consent of Grant Thornton Zhitong Certified Public Accountants LLP

23.3	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1 to this Registration Statement).

23.4	Consent of DLA Piper (included in Exhibit 5.2 to this Registration Statement).

24#	Power of Attorney (included on signature page to the initial filing of the registration statement)

99.1#	Form of Proxy Card

99.2#	Consent of Zhen Huang to be named as director

99.3#	Consent of Tong “Max” Chen to be named as director

99.4#	Consent of Shunjiang Qian to be named as director

99.5#	Consent of Mitchell Alan Garber to be named as director

99.6#	Consent of Jurjan Wouda Kuiper to be named as director

99.7#	Consent of Jennifer Fleiss to be named as director

107#	Filing Fee Table

#	Previously filed.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (g)(i) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shanghai, China, on the 6th day of December, 2022.

Lanvin Group Holdings Limited

By:	/s/ Yun CHENG
Name:	Yun Cheng
Title:	Sole Director and Chief Executive Officer

AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Lanvin Group Holdings Limited. has signed this registration statement in the City of Newark, State of Delaware, on the 6th day of December, 2022.

Authorized U.S. Representative PUGLISI & ASSOCIATES.

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Senior Vice President